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                           August 31, 2021

       Christopher M. Abundis
       Executive Vice President, Chief Financial Officer & General Counsel SILVERBOW RESOURCES, INC.
       920 Memorial City Way, Suite 850
       Houston, Texas 77024

                                                        Re: SILVERBOW
RESOURCES, INC.
                                                            Registration
Statement on Form S-3
                                                            Filed August 27,
2021
                                                            File No. 333-259122

       Dear Mr. Abundis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-344-9074 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Hillary H. Holmes